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                                                                    EXHIBIT 23.1









                               CONSENT OF KPMG LLP


The Board of Directors
Alterra Healthcare Corporation

We consent to incorporation by reference in the registration statements on Form S-3 (Nos. 333-37737 and 333-45433) and on Form S-8 (Nos. 333-32907 and
333-38595) of Alterra Healthcare Corporation of our report dated March 23, 2001 relating to the consolidated balance sheets of Alterra Healthcare Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 10-K of Alterra Healthcare Corporation.

Our report dated March 23, 2001 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and was in violation of certain debt covenants and cross covenants as of December 31, 2000. As a results of the covenant violations and cross covenant violations, the Company is in default of the related debt. Additionally, the Company did not make certain scheduled loan principal and lease payments due in March of 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.



Chicago, IL
March 29, 2001